                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

                19 FIELDING AVENUE, DARTMOUTH, NS, CANADA B3B 1C9
                -------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                  Form 20-F     X                 Form 40-F
                            ---------                       ----------

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

                  Yes                             No             X
                            ---------                       ----------

         On March 31, 2000, Sparkling Spring Water Group Limited issued a press release announcing record 1999 revenue and EBITDA.

         Exhibit I - Press release dated March 31, 2000 announcing record 1999 revenue and EBITDA.

                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Sparkling Spring Water Group Limited

                                   By:
                                             -----------------------------------
                                   Name:     David M. Arnold
                                   Title:    Vice President Finance, Treasurer

Date:    April 7, 2000

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                                                                       EXHIBIT I

PRESS RELEASE (For Immediate Release)                             March 31, 2000

                      SPARKLING SPRING WATER GROUP LIMITED
                                ANNOUNCES RECORD
                             1999 REVENUE AND EBITDA
                          (ALL CURRENCY AMOUNTS IN US$)

DARTMOUTH, N.S. ---- Sparkling Spring Water Group Limited announced record full year 1999 EBITDA, up 46.3% to $17.1 million from $11.7 million in 1998. The 1999 revenue increased 13.3% to $63.9 million from $56.4 million in 1998. EBITDA excludes an acquisition charge of $0.1 million in 1999 and $1.8 million in 1998. For 1999, the Company recorded a net loss of approximately $1.8 million after inclusion of extraordinary gains of $1.0 million related to early retirement of debt and $1.7 million from the cumulative effect of a change in its depreciation accounting policy to the straight-line method. This compares to a net loss of $8.7 million in 1998. The Company's customer base ended 1999 at 160,300 up 7.6% from an adjusted base of 149,000 in 1998.

The Company's improved 1999 operating results were driven by its home and office water business which achieved a 16.8% increase in water revenues over 1998 on a unit volume increase of 14.3%. Adjusted for acquisitions and currency exchange rate differentials, home and office water revenue increased approximately 12% and total revenue increased by approximately 9% as small pack case sales were up 2% from the previous year. The EBITDA margin for the year increased to 26.8% up from 20.8% in 1998. Selling, delivery and administrative expenditures decreased as a percentage of revenue by 5.2% to 55.1% from 60.3% in 1998.

Mr. Stewart Allen, President of Sparkling Spring stated, "I am pleased with the results for 1999. They reflect a strong turnaround from our 1998 operating results. Our focus on operations is paying-off." Mr. Allen added, " In the year 2000 we plan to refocus our efforts on increasing our internal customer growth and also plan to resume acquisition activity."

Declines in the currency exchange rates of the Pound Sterling and Canadian Dollar reduced 1999 revenue and EBITDA by approximately $0.75 million and $0.25 million or by 1.2% and 1.5% respectively. In 1999 interest expense increased by $2.0 million from $9.7 million in 1998 to $11.7 million in 1999. Exclusive of the benefits from our currency swap accounting and non-cash interest amortization, cash interest was up approximately $0.4 million from $11.7 million in 1998 to $12.1 million in 1999. Lower average interest rates due to the repurchase of senior subordinated notes in 1999 offset some of the increase in interest expense due to higher debt levels required to fund the 1999 capital expenditures of approximately $9.6 million.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, and in the United States "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations and labor relations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:
K. DILLON SCHICKLI
Sparkling Spring Water Group Limited
c/o C.F. Capital Corporation
P. O. Box 2096
Edwards, CO. 81632
970-926-4826
Fax:  970-926-4827